Rochdale Structured Claims Fixed Income Fund, LLC

The Transaction

On July 2, 2012, the Rochdale Structured Claims Fixed Income Fund, LLC’s Advisor, Rochdale Investment Management LLC, and City National Bank (“City National”), a wholly-owned subsidiary of City National Corporation, signed an agreement pursuant to which City National acquired 100% ownership of the Advisor’s Parent Company (the “Transaction”).  On the closing date of the Transaction, the Advisor became a wholly-owned subsidiary of City National.